=============================================================================


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                               SCHEDULE 14D-9
                             (AMENDMENT NO. 1)

                   SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------

                         HUDSON GENERAL CORPORATION
                         (NAME OF SUBJECT COMPANY)

                         HUDSON GENERAL CORPORATION
                    (NAME OF PERSON(S) FILING STATEMENT)

                              ---------------

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                                 443784103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ---------------

                          NOAH E. ROCKOWITZ, ESQ.
                    SENIOR VICE PRESIDENT AND SECRETARY
                         HUDSON GENERAL CORPORATION
                            111 GREAT NECK ROAD
                         GREAT NECK, NEW YORK 11021
                               (516) 487-8610

               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)


                               With copy to:

                          DANIEL E. STOLLER, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000


=============================================================================




      This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 1999 (the "Schedule 14D-9"), of Hudson General Corporation, a Delaware corporation (the "Company"), filed in connection with the offer (the "Offer") by GLGR Acquisition Corporation (the "Purchaser") to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of the Company. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      The information set forth in the Schedule 14D-9 is hereby amended and supplemented by the following information:

      On March 10, 1999, the Company issued a press release announcing that the Supervisory Board of Deutsche Lufthansa AG has approved the acquisition of the Company by GlobeGround GmbH, a subsidiary of Deutsche Lufthansa. The approval satisfies a condition to the consummation of the Offer by Purchaser for all of the Company's outstanding Shares at a price of $76.00 per Share in cash. The Offer commenced on February 19, 1999 and will expire at 12:00 midnight, New York City time, on March 19, 1999, unless extended.

      The Company also announced that it is giving formal notice to River Acquisition that it is terminating the River Merger Agreement it previously entered into with River Acquisition. Upon such termination, River
Acquisition is entitled to reimbursement by the Company for reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the River Merger Agreement, up to a maximum of $1.75 million.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following Exhibit is filed herewith:

Exhibit
Number                Description
-------               -----------

 33.   --   Text of Press Release issued by Hudson General Corporation, dated March 10, 1999




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 10, 1999


                                       HUDSON GENERAL CORPORATION


                                       By: /s/ Michael Rubin
                                          -----------------------
                                          Michael Rubin
                                          President



                               EXHIBIT INDEX

Exhibit
Number                  Description
-------                 -----------

  33.   --    Text of Press Release issued by Hudson General Corporation, dated March 10, 1999